SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2015
WASH, D.C.
194

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51883

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USP Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15305 Dallas Parkway, Ste 1600
(No. and Street)

Addison (City) TX (State) 75001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

717 N. Harwood, Ste 3100 (Address) Dallas (City) TX (State) 75201 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

15049835

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/14

OATH OR AFFIRMATION

I, Kimberly Tillett-Poole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USP Securities Corp, as of March 2, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KIM L AGUIRRE
NOTARY PUBLIC, STATE OF TEXAS
MY COMMISSION EXPIRES
7-19-2015

Kim L. Aguirre
Notary Public

Kimberly Tillett-Poole
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USP SECURITIES CORPORATION

Financial Statements and Schedules

December 31, 2014

(With Report of Independent Registered Public Accounting Firm)

USP SECURITIES CORPORATION

Table of Contents

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Shareholder
USP Securities Corporation:

We have audited the accompanying statement of financial condition of USP Securities Corporation (a wholly owned subsidiary of Untied Surgical Partners International, Inc.) (the Company) as of December 31, 2014, and the related statements of operations, changes in shareholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5 (*and 17 C.F.R. § 1.10*). In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

KPMG LLP

Dallas, Texas
February 27, 2015

USP SECURITIES CORPORATION

Statement of Financial Position

December 31, 2014

Assets

Cash	$	95,460
Due from related party		69
Total Assets	$	95,529

Liabilities

Liabilities:		
Due to related party	$	1,046
Other current liabilities		514
Total Liabilities		1,560

Shareholder's Equity

Shareholder's Equity:		
Common stock, no par value. Authorized, issued, and outstanding 1,000 shares	$	694,000
Accumulated deficit		(600,031)
Total Shareholder's Equity		93,969
Total Liabilities & Shareholder's Equity	$	95,529

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Operations

December 31, 2014

Revenue	$	—
Expenses:		
Regulatory fees and allocated expenses		52,978
Net loss	$	(52,978)

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Shareholder's Equity

December 31, 2014

		Common stock	Accumulated deficit	Total
Balance, December 31, 2013	$	644,000	(547,053)	96,947
Contributions of capital by parent		50,000	—	50,000
Net loss		—	(52,978)	(52,978)
Balance, December 31, 2014	$	694,000	(600,031)	93,969

See accompanying notes to financial statements.

USP SECURITIES CORPORATION

Statement of Cash Flows

December 31, 2014

Cash flows from operating activities:		
Net loss	$	(52,978)
Adjustments to reconcile net loss to net cash used in operating activities:		
Change in liability - due to related party and other current liabilities		1,178
Net cash used in operating activities		(51,800)
Cash flows from financing activities – contributions of capital by parent		50,000
Net change in cash		(1,800)
Balance, beginning of year		97,260
Balance, end of year	$	95,460

See accompanying notes to financial statements.

(1) Organization and Operations

USP Securities Corporation (the Company), originally named OrthoLink Securities Corporation, was incorporated in Tennessee on May 5, 1999 as a broker-dealer in securities. The Company is a wholly owned subsidiary of OrthoLink Physicians Corporation (the Parent), which was acquired on February 12, 2001 by United Surgical Partners International, Inc. (USPI). Accordingly, the Company is ultimately a wholly owned subsidiary of USPI. The Company is licensed as a fully disclosed broker-dealer by the Financial Industry Regulatory Authority (FINRA), (formerly the National Association of Securities Dealers, Inc.). As such, the Company does not carry security accounts for customers or perform custodial functions for customer securities. The Company was formed to meet the U.S. Securities and Exchange Commission (SEC) and the FINRA requirements with respect to offering shares of affiliates of the Parent to qualified investors through agents who are required to be registered by the FINRA. As such, the Company was formed to provide for the registration of these agents.

The Company has had no significant revenue since its inception on May 5, 1999.

The Company is dependent upon its Parent and affiliates to provide personnel, certain administrative services, and capital, as necessary, in order to fund operations.

(2) Income Taxes

The Company's results of operations are included and utilized in the federal income tax return of USPI. The Company does not have a tax sharing arrangement with USPI.

USPI pays the Company for tax benefits only to the extent that the Company has incurred prior year tax liabilities on a stand-alone basis. As such, the Company has a deferred tax asset of $210,000 which has a valuation allowance against it of $210,000. Accordingly, the Company has fully reserved the income tax receivable generated by the current year operating losses resulting in zero net income tax benefit for the year ended December 31, 2014.

The Company's current policy for evaluating uncertain tax positions is to recognize them in the financial statements when they are probable and the amount can be reasonably estimated. Management has concluded that for the year ended December 31, 2014, there are no uncertain tax positions requiring recognition.

(3) Related Party Transactions

The Company entered into an expense sharing agreement (the Agreement) with USP Texas, L.P. (USP), a wholly owned subsidiary of USPI. The Agreement requires USP to allocate a portion of its expenses to the Company for rent, utilities, offering expenses, and shared personnel costs. This allocation totaled $9,163 in 2014, and is included in the accompanying financial statements.

(Continued)

(4) Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness. At December 31, 2014, the Company had net capital of $93,900, which exceeded the minimum required amount by $88,900. At December 31, 2014, the Company's aggregate indebtedness to net capital ratio was 0.0166 to 1.

(5) Rule 15c3-3 and Regulatory Filings

The Company is exempt from rule 15c3-3 under subsection (k). Under this exemption, the "Computation for Determination of Reserve Requirements" and "Information Relating to the Possession or Control Requirements" are not required.

The Company properly filed the required regulatory reports in a timely manner for all of 2014. The fourth quarter report, filed on January 26, 2015 and amended on March 2, 2015, is consistent with the audited financial statements.

(6) Subsequent Events

Subsequent events have been evaluated through the time of issuing these financial statements on March 2, 2015. No material subsequent events have occurred since December 31, 2014 that required recognition or disclosure in these financial statements.

Schedule I

USP SECURITIES CORPORATION

Computation of Net Capital Under Rule 15c3-1

of the Securities and Exchange Commission

December 31, 2014

Net capital:		
Shareholder's equity per the accompanying financial statements	$	93,969
Deductions and/or charges		(69)
Net capital		93,900
Basic net capital requirements:		
Minimum net capital required (the greater of $5,000 or 6 2/3% of aggregate indebtedness)		5,000
Excess net capital	$	88,900
Total aggregate indebtedness	$	1,560
Ratio of aggregate indebtedness to net capital		0.0166 to 1

Note: The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2014 and filed with the Financial Industry Regulatory Authority on January 26, 2015, and amended on March 2, 2015, on Form X-17a-5.

See accompanying report of independent registered public accounting firm.

Schedule II

USP SECURITIES CORPORATION

Other Required Information

December 31, 2014

Statement of Changes in Liabilities Subordinated to Claims of General Creditors Pursuant to Rule 17a-5(d)(2):

The statement of changes in liabilities subordinated to claims of general creditors is omitted since no such liabilities exist.

Computation for Determination of the Reserve Requirements Pursuant to Rule 15c3-3:

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(2)(i).

Information Relating to the Possession or Control Requirements as required by Rule 15c3-3:

Information relating to the possession or control requirements is omitted since the Company has no customer securities in its possession nor under its control.

See accompanying report of independent registered public accounting firm.

USP Securities Corporation's Exemption Report

USP Securities Corporation (the "Company") is a registered broker/dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file and Exemption because the Company had no obligation under 17 C.F.R. 240.15c3-3.
(2) The Company had no obligations under 17 C.F.R. 240.15c3-3 throughout the most recent fiscal year without exception.

Our exemption is based on section (k)(2)(i) – "Special Account for the Exclusive Benefit of customers" is maintained.

____

USP Securities Corporation

I, Kim Tillett, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: K Tillett

Title: President

February 27, 2015

KPMG

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm

The Board of Directors
USP Securities Corporation:

We have reviewed management's statements, included in the accompanying USP Securities Exemption Report (the Exemption Report), in which (1) USP Securities Corporation (the Company) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(2)(i); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2014 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Dallas, Texas
February 27, 2015

Reference: PCAOB Attestation Standard No. 2

KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Shareholder
USP Securities Corporation:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by USP Securities Corporation (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 27, 2015